AA 1/19/06



05076621

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 30 2005

BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8-7072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2004 (MM/DD/YY) AND ENDING 09/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST COMMAND FINANCIAL PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FIRSTCOMM PLAZA
(No. and Street)

FORT WORTH, TEXAS 76109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL F. MORRISON 817-731-8621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

2100 ROSS AVENUE, SUITE 1500	DALLAS	TEXAS	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL F. MORRISON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST COMMAND FINANCIAL PLANNING, INC., as of SEPTEMBER 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Command Financial Planning, Inc.

Financial Statements and Supplemental Information

Year ended September 30, 2005

Contents

0508-0670190



Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Command Financial Planning, Inc.

We have audited the accompanying statement of financial condition of First Command Financial Planning, Inc. (the Company) as of September 30, 2005, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Command Financial Planning, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

November 18, 2005

First Command Financial Planning, Inc.

Statement of Financial Condition

September 30, 2005

Assets	
Cash – demand deposits	$ 652,012
Cash – money market account	9,164,736
Marketable securities at fair value	2,160,444
Commissions receivable	4,577,528
Accounts receivable, prepaid expenses, and other	735,590
Account receivable – parent company	1,347,111
Property, equipment, and software (net of accumulated depreciation and amortization of $5,783,575)	2,534,047
Total assets	$ 21,171,468
Liabilities and Stockholder's Equity	
Accrued bonuses payable	$ 898,945
Accrued commissions payable	2,220,975
Account payable – affiliate	155,094
Other accrued liabilities	2,086,721
Total liabilities	5,361,735
Commitments and contingencies	
Stockholder's equity:	
Common stock:	
Class A – voting	2,046
Class B – non-voting	927
Additional paid-in capital	116,805
Retained earnings	15,690,074
Treasury stock, at par	(119)
Total stockholder's equity	15,809,733
Total liabilities and stockholder's equity	$ 21,171,468

See accompanying notes.

First Command Financial Planning, Inc.

Statement of Operations and Retained Earnings

Year ended September 30, 2005

Revenue:	
Commission revenue	$ 51,557,846
Account service fee income	2,706,353
Total revenue	54,264,199
Operating expenses:	
Commissions and agent expenses	(28,185,908)
General and administrative expenses	(26,563,075)
Total operating expenses	(54,748,983)
Loss from operations	(484,784)
Other income (expenses):	
Interest income	171,024
Trading gains and losses	721,918
Income – other	22,399
Interest expense	(7,016)
Total other income	908,325
Net income	423,541
Retained earnings at beginning of year	15,266,533
Retained earnings at end of year	$ 15,690,074

See accompanying notes.

First Command Financial Planning, Inc.

Statement of Cash Flows

Year ended September 30, 2005

Operating Activities	
Net income	$ 423,541
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization expense	1,388,917
Trading gains and losses	(721,918)
Proceeds from sale of marketable securities	8,444,259
Increase in commissions receivable	(1,365,977)
Decrease in accounts receivable, prepaid expenses, and other	214,054
Net change in account receivable/payable – parent company and affiliate, respectively	3,351,356
Decrease in accrued bonuses and commissions payable	(1,304,020)
Decrease in other accrued liabilities	(14,754,062)
Net cash used in operating activities	(4,323,850)
Investing Activity	
Net change in property, equipment, and software	12,628
Cash provided by investing activity	12,628
Net decrease in cash and cash equivalents	(4,311,222)
Cash and cash equivalents at beginning of year	14,127,970
Cash and cash equivalents at end of year	$ 9,816,748

See accompanying notes.

First Command Financial Planning, Inc.

Notes to Financial Statements

September 30, 2005

1. Organization and Summary of Significant Accounting Policies

First Command Financial Planning, Inc. (the Company or FCFP) was chartered in Texas in 1958, and is engaged in the sale of mutual funds to middle income American families with a concentration to United States military personnel. The Company is a registered investment advisor (RIA) with the Securities and Exchange Commission (SEC) and a licensed broker/dealer registered with the SEC and the National Association of Securities Dealers, Inc. The Home Office is located in Fort Worth, Texas.

On March 9, 1981, the Company became a wholly owned subsidiary of First Command Financial Services, Inc. (FCFS), pursuant to a tax-free reorganization plan whereby all of the stockholders of the Company exchanged their shares for shares of First Command Financial Services, Inc.

Recognition of Commission Revenue

Commission revenue on sales of mutual fund investments by the Company's sales advisors is recognized when earned from the mutual fund companies. Commissions are paid to the Company, usually monthly, as they are earned on investments made by the individual investors with the mutual fund companies.

Marketable Securities

Marketable securities, primarily mutual funds, are recorded at market value. FCFP, a fully disclosed broker/dealer and RIA, accounts for its investments as though they are a trading portfolio. This is the result of the specialized industry accounting practices for a broker/dealer. Changes in market value of these marketable securities (both realized and unrealized) are recorded in the statement of operations in accordance with the specialized industry accounting guidance for broker/dealers. The average cost method is used to determine the cost of each security at the time of sale.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes cash – demand deposits and cash – money market account.

1. Organization and Summary of Significant Accounting Policies (continued)

Property, Equipment, and Software

Property, equipment, and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

	Estimated Lives
Office equipment, furniture, and automobiles	3 to 10 years
Software	5 years

Expenditures for maintenance, repairs, and minor renewals are charged to operations as incurred.

Income Taxes

Since December 1, 1998, the Company has been a Subchapter S corporation for federal income tax purposes. A Subchapter S corporation generally pays no federal income taxes, and its taxable income, if any, is taxed at the stockholder level.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, commissions receivable, and marketable securities. The Company places its temporary cash investments and marketable securities with financial institutions and investment companies. Therefore, the majority of these funds are not FDIC-insured. Concentrations of credit risk with respect to commissions receivable are limited due to the number of investment companies comprising the Company's supplier base.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Related Party Transactions

The Company shares office facilities, employees, and personnel costs with its parent company, First Command Financial Services, Inc. The Company and its parent also share other operating expenses. All shared operating costs are proportionately allocated between the companies.

During the year ended September 30, 2005, the Company incurred $457,510 of rental expense on the rental of office facilities and various office and computer equipment from its parent. These amounts have been netted and are included in general and administrative expenses on the statement of operations.

As of September 30, 2005, $1,347,111 was due from FCFS, the parent company, for non-interest-bearing advances. This amount is reflected in the accompanying statement of financial condition as account receivable – parent company. As of September 30, 2005, $155,094 was due to an affiliate, First Command Bank, for trust custodial fees related to the select investor plans. This amount is reflected in the accompanying statement of financial condition as account payable – affiliate. All intercompany balances are due on demand and are settled periodically by the payment of cash between the companies.

During 1998, the parent company entered into a debt agreement whereby the Company pledged certain FCFP marketable securities as collateral. As of September 30, 2005, securities with a fair value of $1,547,542 were pledged as collateral for this loan.

3. Marketable Securities

The aggregate cost and fair value of FCFP's marketable securities as of September 30, 2005, are as follows:

Marketable securities (at cost)	$ 1,681,955
Unrealized gains	478,489
Marketable securities (at fair value)	$ 2,160,444

Unrealized gains on marketable securities of $189,652 for the year ended September 30, 2005, are included in trading gains and losses in the statement of operations.

4. Common Stock

At September 30, 2005, the common stock of the Company is as follows:

	Class A	Class B
Voting rights	**Voting**	**Non-Voting**
Par value per share	$ 0.02	$ 0.02
Number of shares authorized	750,000	750,000
Number of shares issued	102,300	46,368
Number of previously issued shares repurchased and held as treasury stock	3,100	2,834
Number of shares outstanding	99,200	43,534

5. Profit Sharing Plan and Employee Stock Ownership Plan

The Company has a qualified, noncontributory employee Profit Sharing Plan and an Employee Stock Ownership Plan, which cover substantially all of the Company's employees. The total contribution expense related to these plans for First Command Financial Services, Inc. and subsidiaries for the year ended September 30, 2005, is $3,490,313. There is no expense allocated to the Company related to these plans for the year ended September 30, 2005, based upon the formula that the Company uses to determine the amount of contribution to allocate.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company had net capital of $8,653,447, which was $8,295,998 in excess of its required net capital of $357,449. The Company's aggregate indebtedness to net capital ratio was 0.62 to 1.

7. Commitments and Contingencies

On December 14, 2004, the Company reached a settlement with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC) related to its sales of systematic investment plans. The settlement included a fine without the Company admitting or denying any wrongdoing.

The Company is aware there may be certain claims resulting from the sales of systematic investment plans. It cannot yet be determined at this time whether they could have a material adverse effect on the Company's financial position.

On October 20, 2004, the Company voluntarily decided to discontinue the sale of systematic investment plans. During fiscal 2005, sales charges received by the Company from this product were $21.7 million, of which approximately $18.2 million was paid to the Company's selling agents. The Company's management has implemented a business plan that will provide for the Company to offer alternative investment services and products, as well as many of the existing services and products that the Company provides. However, management cannot presently determine whether the discontinuation of the sale of systematic investment plans will have a material effect on the Company's long-term financial condition.

Supplemental Information

First Command Financial Planning, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

Schedule I

September 30, 2005

Net capital:	
Total stockholder's equity	$ 15,809,733
Deductions	–
Total stockholder's equity qualified for net capital	15,809,733
Allowable credits – deferred income taxes	–
Total capital and allowable costs	15,809,733
Deductions and/or charges:	
Nonallowable assets:	
Commissions receivable	2,410,353
Account receivable – parent company	1,347,111
Property, equipment, and software, net of accumulated depreciation and amortization	2,534,047
Other assets	192,770
Total deductions and/or charges	6,484,281
Net capital before haircuts on securities positions	9,325,452
Haircuts on securities:	
Other securities	672,005
Net capital	$ 8,653,447
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable, accrued liabilities, expenses, and other	$ 5,361,735
Total aggregate indebtedness	$ 5,361,735
Computation of basic net capital requirement:	
Minimum net capital required to be greater of:	
Minimum net capital pursuant to Rule 15c3-1(a)(1) or	$ 25,000
Aggregate indebtedness not to exceed 15 to 1	357,449
Minimum net capital requirement	$ 357,449
Excess net capital at 1500%	$ 8,295,998
Excess net capital at 1000%	$ 8,117,273
Ratio: Aggregate indebtedness to net capital	0.62 to 1

First Command Financial Planning, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

Schedule I

September 30, 2005

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited September 30, 2005 Part IIA FOCUS filing.

First Command Financial Planning, Inc.

Statement Regarding Rule 15c3-3

Schedule II

September 30, 2005

First Command Financial Planning, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by paragraph (k)(2)(ii) of that Rule. No facts came to our attention to indicate that this exemption had not been complied with during the year ended September 30, 2005.

Supplementary Report



Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
First Command Financial Planning, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First Command Financial Planning, Inc. (the Company) for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

November 18, 2005